SEMGROUP CORPORATION
Two Warren Place
6120 S. Yale Avenue, Suite 1500
Tulsa, OK 74136-4231
(918) 524-8100
July 17, 2017
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-2521

Attn: Mr. H. Roger Schwall

Re:        SemGroup Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 1-34736
Dear Mr. Schwall:
This letter sets forth the response of SemGroup Corporation (the “Company,” “we,” “our” or “us”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission in its comment letter dated July 7, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.
For your convenience, we have repeated in italics the Staff’s comment exactly as given in the Comment Letter and set forth below such comment our response.
Customer Concentration, page 54
1. You indicate that Shell Trading (US) Company accounted for 24% of your revenues in fiscal year 2016 and that you state that if you were unable to renew your contract with major customers, such a loss could have an adverse effect on your operations. File this contract as an exhibit pursuant to Item 601(b)(10)(ii)(b) or advise us why you believe that this is not required. In this regard, we note disclosure on page 5 that your “[i]nitial contract terms can range from monthly and interruptible to the life of reserves and, upon expiration, continue to renew on a month-to-month or year-to-year evergreen basis.”
Response: We respectfully submit that we are not required to file our contracts with Shell Trading (US) Company (“Shell Trading”) because those contracts were made in the ordinary course of our business and we believe that we are not substantially dependent on any of them. Our contracts with Shell Trading are related to our crude marketing operations and are for crude oil purchases and sales at market prices. These contracts are monthly contracts that renew on a month-to-month evergreen basis. Accordingly, the contracts with Shell Trading are of the type that ordinarily accompanies the kind of business conducted by us as contemplated by Item 601(b)(10)(ii). In addition, we have multiple contracts with Shell Trading, we do not provide the major part of our product sales or services pursuant to these contracts, and if we were to lose any or all of these contracts, we believe that we could promptly replace them on substantially similar terms. We also note that these contracts generate higher revenue than our service related activities but account for less margin than our contracts for services due to the associated cost of sales; therefore, while product sales constitute a significant percentage of revenue, they do not have a proportional impact on net income. Accordingly, we do not view our business as substantially dependent on our contracts with Shell Trading and we therefore do not believe that such contracts fall within the purview of Item 601(b)(10)(ii)(B).

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 524-8100.
Sincerely,
/s/ William H. Gault
William H. Gault
Secretary

cc:	Anuja Majmudar, U.S. Securities and Exchange Commission
Robert J. Melgaard, Conner & Winters, LLP